UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2009

Commission File Number:  001-33416

OceanFreight Inc.
(Translation of registrant’s name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a press release issued by OceanFreight Inc. (the “Company”) on March 06, 2009 that announces date for the release of Fourth Quarter and Full Year 2008 Results, Conference Call and Webcast

OceanFreight Inc. Announces Date for the Release of Fourth Quarter and Full Year 2008 Results, Conference Call and Webcast

March 06, 2009 ATHENS, Greece, OceanFreight Inc. (NASDAQ:OCNF),  a global provider of seaborne transportation services, today announced that it will release its results for the fourth quarter and year ended December 31st , 2008 after the close of the market in New York on Wednesday, March 11th, 2009.  On Thursday, March 12th, 2009 at 11:00 A.M. EDT, the Company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0) 1452 542 301 (Standard International Dial In). Please quote "OceanFreight".

A telephonic replay of the conference call will be available until March 19th, 2009 by dialing 1 866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0) 1452 550 000 (Standard International Dial In). Access Code: 7445162#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet through the OceanFreight Inc. website (www.oceanfreightinc.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About OceanFreight Inc.

OceanFreight Inc. was incorporated in 2006 to acquire high quality secondhand vessels and deploy them on medium and long term charters. The Company began operations with the delivery of its first vessel in June 2007 and currently owns and operates a fleet of thirteen vessels, consisting of one Capesize drybulk carrier, eight Panamax drybulk carriers, one Suezmax tanker and three Aframax tankers with a total carrying capacity of 1,170,633 dwt.

OceanFreight’s Inc. common stock is listed on the NASDAQ Global Market where it trades under the symbol "OCNF".

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although OceanFreight Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, OceanFreight Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in OceanFreight Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by OceanFreight Inc. with the US Securities and Exchange Commission.

Visit our website at www.oceanfreightinc.com.

Investor Relations/Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel: +1-212-661-7566

E-mail: oceanfreightinc@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGHT INC.

(Registrant)

Dated:  March 6, 2009

By:

/s/ Anthony Kandylidis

Anthony Kandylidis

Chief Executive Officer